EXHIBIT 99.2

OPINIONS OF SOURCE CAPITAL GROUP

In September 2008, KeyOn Communications (“KeyOn” or “the Company”) retained Source Capital Group to render an opinion as to the fairness, from a financial point of view, to the stockholders of KeyOn of the consideration to be paid by Internet America, Inc. (“Internet America”) in the arrangement to merge the Company with Internet America (“the AGREEMENT”).  On November 17, 2008, Source Capital Group delivered to the Board of KeyOn its written opinion that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the consideration to be paid by KeyOn pursuant to the Agreement was fair to the stockholders of KeyOn from a financial point of view.  The Source Capital Group opinions are addressed to the Board, relate only to the fairness, from a financial point of view, to the stockholders of KeyOn of the consideration to be received by KeyOn from Internet America as of their respective dates and do not constitute a recommendation to any KeyOn stockholder as to how that stockholder should vote or act on any matter relating to the arrangement.

The complete text of the November 17, 2008 Source Capital Group opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken by Source Capital Group, shall be attached to the Information Statement.  The summary of each Source Capital Group opinion set forth in the Information Statement is qualified in its entirety by reference to such Source Capital Group opinion. KeyOn stockholders should read the Source Capital Group opinions carefully and in their entirety for a description of the procedures followed, the factors considered and the assumptions made by Source Capital Group.

November 17, 2008 Opinion
Scope of the Assignment and Background

In arriving at its opinion, Source Capital Group reviewed, among other things:

•	Copies of the merger agreement between KeyOn Communications Holdings, Inc. and Internet America, Inc. dated August 23, 2008 and November 6, 2008;

•	certain publicly available financial, business and operating information related to KeyOn and Internet America, including the Companies’ recent form 8-K, 10-Q and 10-K filings with the SEC;

•	certain internal financial, operating and other data with respect to KeyOn and Internet America prepared and furnished to Source Capital Group by the management of KeyOn and Internet America;

•
certain internal financial projections for KeyOn and Internet America, which were prepared for financial planning purposes and furnished to Source Capital Group by the management of KeyOn and Internet America;

•	certain financial, market performance, and other data of certain other public companies that Source Capital Group deemed relevant; and

•	such other information and factors that Source Capital Group deemed relevant for purposes of its opinion.

Source Capital Group also conducted discussions with members of the senior management KeyOn, including Jonathan Snyder, KeyOn’s Chief Executive Officer, and Jason Lazar, KeyOn’s V.P. of Corporate Development and General Counsel,, relating to the financial condition, historical and current operating results, business and prospects of both Companies.  The financial information for 2006, 2007 and the nine months ended September 30, 2008 for KeyOn and FY06, FY07 and FY08 ended June 30 and the three months ended September 30, 2008 for Internet America set forth in the following description is based on information supplied to Source Capital Group or furnished by public filings of both Companies with regulatory authorities.  Such financial information used in Source Capital Group’s analysis may differ from the actual results reported by both KeyOn and Internet America for all periods and you are urged to read the audited consolidated financial statements of both Companies and the notes related thereto, included elsewhere in this proxy statement/prospectus.

In connection with its review and in arriving at its opinion, Source Capital Group relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information provided to it by both KeyOn and Internet America, or otherwise made available to it, and has not independently verified such information.  The management of KeyOn advised Source Capital Group that they do not publicly disclose internal financial information of the type provided to Source Capital Group, and that such information was prepared for financial planning purposes and not with the expectation of public disclosure.  Moreover, KeyOn and Internet America do not currently provide, nor have they ever provided, their financial projections to research analysts on Wall Street.  Source Capital Group relied upon the assurances of the management of KeyOn and Internet America that the information provided had been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial forecasts, projections and other estimates and business outlook information, reflects the best currently available estimates and judgments of the management of KeyOn and Internet America, is based on reasonable assumptions and that there is not (and the management teams of KeyOn and Internet America are not aware of) any information or facts that would make the information provided to Source Capital Group incomplete or misleading.  Source Capital Group expressed no opinion as to such financial forecasts, projections and other estimates and business outlook information or the assumptions on which they are based.  In arriving at its opinion, Source Capital Group relied upon KeyOn’s and Internet America’s estimates relating to certain financial, strategic, and operational benefits from the arrangement and has assumed that such benefits will be realized at the times and in the amounts specified by KeyOn and Internet America.

Source Capital Group has relied on advice of the outside counsel to KeyOn and on the assumptions of the management of KeyOn and Internet America, as to all accounting, legal, tax and financial reporting matters with respect to the combination between KeyOn and Internet America.  Source Capital Group did not: (i) determine or consider the potential impact of becoming a combined company under the Exchange Act on the financial condition of either KeyOn or Internet America; or (ii) undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims, or other contingent liabilities to which KeyOn or Internet America or any of its affiliates is a party or may be subject, and therefore did not consider the possible assertion of claims, outcomes or damages arising out of any such matters.  For the purpose of its opinion, Source Capital Group assumed that neither KeyOn nor Internet America is party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off other than the arrangement and authorized raise of capital by KeyOn.  Source Capital Group expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the arrangement will be obtained or satisfied.

In arriving at its opinion, Source Capital Group did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of KeyOn or Internet America, and was not furnished with any such appraisals or valuations.  The analyses performed by Source Capital Group in connection with its opinion were going-concern analyses, and as such Source Capital Group expressed no opinion regarding the liquidation value of any entity.  Further, the opinion is based on economic, monetary and market consideration as they exist and can be evaluated as of the date of the opinion and Source Capital Group assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after the date of the opinion.

In connection with rendering its opinion, Source Capital Group was not requested to and did not participate in the negotiation or structuring of the merger.  The merger consideration was determined through arm’s length negotiations between KeyOn and Internet America and not by Source Capital Group.  No limitations were imposed by KeyOn on Source Capital Group with respect to the investigations made or procedures followed by Source Capital Group in rendering its opinion on the merger between KeyOn and Internet America.

Source Capital Group’s opinion is necessarily based upon the information that was provided to it and facts and circumstances as they existed on the date of the opinion and events occurring after the date thereof could materially affect the assumptions used in preparing the opinion.  Source Capital Group did express an opinion as to the prices at which shares of KeyOn and Internet America or related securities may trade following announcement of the arrangement, which can be reviewed in a comparable company analysis later in this report, but in no way guarantees stakeholders that this future potential is a certainty.

Source Capital Group was not requested to opine as to, and their opinion does not address, the basic business decision to proceed with or effect the arrangement, the merits of the arrangement relative to any alternative transaction or business strategy that may be available to KeyOn.  Source Capital Group expressed no opinion as to whether any alternative transaction might produce consideration for the stockholders of KeyOn in excess of the amount contemplated in the arrangement.

In preparing its opinion, Source Capital Group performed a variety of financial and comparative analysis.  The following paragraphs summarize the material financial analyses performed by Source Capital Group in arriving at its opinion.  The order of analyses described does not represent relative importance or weight given to those analyses by Source Capital Group.  Some of the summaries of the financial analyses include information presented in tabular format.  The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Source Capital Group, the tables must be read together with the full text of each summary.  The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to November 17, 2008, and is not necessarily indicative of current or future market conditions.

Market Trading Analysis

Source Capital Group reviewed the average daily closing price of KeyOn’s common stock during the fiscal year ended December 31, 2007 and YTD through November 17, 2008.  The average daily closing price of KeyOn’s common stock decreased approximately 99% from $5 at the beginning of January 2008 to $0.05 as of the close of trading on November 14, 2008.  We believe the decline of KeyOn’s market value was likely based upon the Company’s lack of liquidity which resulted in the Company’s inability to execute its rural market wireless ISP (WISP) consolidation plan.  Moreover, weak capital markets have adversely impacted valuations in the Company’s sector with almost no exception, and cast doubt as to the Company’s ability to achieve its stated business plan.  Specifically, the market has had no idea whether KeyOn could succeed in consolidating multiple wireless ISP (WISP) acquisition candidates and build sufficient scale to achieve its business plan’s true potential.  We believe the market will be better able to value and analyze KeyOn’s potential for success upon a combination with Internet America, due to the combined companies’ superior scale, opportunity for hard dollar (revenue) and soft dollar (cost savings) synergies and aided by Internet America’s significant cash balances of roughly $3.5 million, which will provide the combined companies ample runway to become a leader in its chosen market segment and position the Newco to address a broader, more institutional audience of investors.

Public Comparable Companies Analysis

This method applies the comparative public market information of companies comparable to KeyOn and Internet America (“Comparable Group”).  The methodology assumes that companies in the same industry share similar markets.  The potential for revenue and earnings growth is usually dependent upon the characteristics of the growth rates of these markets, and companies in the same industry experience similar operating characteristics.  The underlying components in the comparable company analysis assume the companies are ongoing concerns.

Using publicly available information, Source Capital Group compared selected financial data of KeyOn and Internet America with similar data of selected publicly traded wireless broadband services providers considered by Source Capital Group to be comparable to the Companies.  Since both KeyOn and Internet America provide broadband services to end users, Source Capital Group examined other broadband service providers which touch consumers and enterprises, including WISPs, in the United States and Canada.  Source Capital Group did not analyze every publicly traded wireless broadband service provider, but selected the following list of North American companies which Source Capital Group deemed to be representative of each of both Companies’ targeted markets.

•	United States: ERF Wireless, NextPhase Wireless, TowerStream;

•	Canada: MetroBridge, TeraGo;

•	Excluded: ClearWire – spectrum valuation and nationwide market strategy makes comparison meaningless;

•	Excluded: FiberTower – spectrum valuation and focus on nationwide backhaul opportunity makes comparison meaningless.

These companies collectively are the “Comparable Companies.”  Source Capital Group identified these companies as the Comparable Companies because, in their opinion, these companies were the most similar to KeyOn and Internet America in terms of business and operating models, size and services they provide.  Specifically, each of these companies is a provider of wireless broadband services to enterprises and consumers which offers an alternative to incumbent suppliers such as cable MSOs (multiple system operators), LECs (local exchange carriers) and PTTs (post, telegraph and telephone monopolies).  Although such companies were considered similar for purposes of Source Capital Group’s analysis, none of the companies have the same management, makeup, size or combination of business as KeyOn or Internet America.  In addition, Source Capital Group examined two other publicly traded wireless broadband companies, Clearwire Corp. and FiberTower, that it determined to exclude from its analysis due to the lack of similar services and/or market focus incorporated into the companies’ businesses.

Source Capital Group analyzed the following financial data for each of the Comparable Companies: (1) the “enterprise value” (“EV”) defined as common stock market value (the number of fully-diluted shares outstanding multiplied by the closing price of the common stock), plus total debt and preferred stock, less cash as a multiple of (i) annualized trailing quarterly revenues as of September 30, 2008 for which information has been furnished by the Companies, management or Source Capital estimates, and (ii) annualized trailing quarterly earnings before interest, taxes and depreciation and amortization (“EBITDA”) as of September 30, 2008 or which information has been furnished by the Companies, management or Source Capital estimates.  Source Capital Group performed valuation analyses by applying certain market trading statistics of the Comparable Companies to the historical and estimated financial results of KeyOn and Internet America.  As of the market’s close on November 14, 2008, the Comparable Companies, KeyOn and Internet America were trading at the following valuations and valuation multiples:

Public Median Valuation Metric	Pro Forma KeyOn - Internet America Metric		Median Public Multiples		Pro Forma KeyOn – Internet America Ent. Val. (MM)	Pro Forma KeyOn-Internet America Equity Val. (MM)	Implied KeyOn Ent. Val. (MM)	Implied KeyOn Equity Val. (MM)
EV / annualized revenues	1.53	x	0.93	x	14.6	9.7	11.6	4.4

*
Based on information supplied to Source Capital Group by KeyOn of audited financial statements for the nine months ended September 30, 2008 and for Internet America for the 3 months ended September 30, 2008 and excludes one-time items.

As a result of these valuation analyses, Source Capital Group derived an implied market value of approximately $4.4 million for KeyOn’s common shares as a result of the proposed merger with Internet America, compared to a current valuation of $0.7 million.  As per the terms of the company’s definitive merger agreement dated November 6, 2008, there will be a 55%/45% split between Internet America shareholders and KeyOn.  This represents a premium of 1,020% to the valuation of KeyOn as of the close of trading on November 14, 2008.  As per the terms of the Companies’ revised merger agreement dated November 6, 2008, KeyOn must raise additional capital of up to $1.35 million in the form of either equity or additional subordinated secured notes to effect the merger.

The WISP peer group, as defined by Source Capital Group, has achieved a wide range of multiples on revenues due to disparate models and a lack of definition by investors regarding their market opportunity.  Source Capital Group believes that both KeyOn and Internet America have seen their valuations suffer due to a lack of market awareness of their stories, limited liquidity, inability to achieve their objectives as consolidators of the WISP marketplace, and associated limited execution ability.  Source Capital Group believes the combination of the two Companies will lead to a stronger competitor with greater scope and scale, improved access to capital, stronger network platforms, and greater awareness in the investment community as one of the largest WISPs in the nation.  Additionally, the recent substantial downturn in the capital markets magnifies the need for companies of the scope and scale of KeyOn and Internet America to join forces in order to be identified by investors as a “last man standing” best positioned for success over the long-term.

Transaction Rationale – “1+1=3”

▪	Leading rural wireless broadband provider serving 11 states (especially strong IA, ID, IL, NE, NV, TX footprints),

▪	Immediate scale - 23,500 wireless broadband subs and 44,500 total subs,

▪	Removes risk of completing multiple acquisitions to get to similar scale,

▪	Immediate operating expense savings from reduction in headcount, removal of duplicative expenses (i.e., public company costs) and reduction of G&A expenses,

▪	2009 Annual revenues of $16 - $19 million and EBITDA of $3 – 5 million,

▪	Increased pipeline of acquisitions – collective strength in M&A,

▪	Up to $3 million in synergies,

▪	Enhanced executive team with additional/complementary skill sets,

▪	Improved systems and processes leading to greater overall efficiencies,

▪	Technology partnerships & affiliations create additional value (superior vendor relationships),

▪	Scalable platform ensures future growth at higher margins.

Comparable Company Performance

Source Capital Group reviewed key financial performance measures of KeyOn for the nine months ended September 30, 2008 and for Internet America for the 12 months ended June 30, 2008 and three months ended September 30, 2008.  The financial performance measurements analyzed were scale of revenues, EBITDA margins and adjusted EBITDA margins.  Both Companies have similar scale, similar EBITDA margins, and similar strategies to consolidate the WISP market.  That said, because of their limited size, both Companies have found it difficult to achieve scale as public entities, especially due to the downturn in the capital markets and limited audience among investors for micro-cap equities.  We believe the combination, especially due to the transaction rationale above, will be able to overcome these obstacles, achieve scale, begin generating EBITDA, and attract acquisition targets to their combined platform aided by the access to capital on Internet America’s balance sheet.  By calendar 2Q09 ending June 30, the quarter that is expected to mark the first full three month period without merger and integration expenses, and when KeyOn and Internet America should have achieved the bulk of their targeted hard and soft dollar synergies, we believe the combination will post superior scale of more than $16 million in annualized revenues and over $3 million in annualized EBITDA, making the KeyOn-Internet America combination one of the largest and the most profitable WISPs in the public markets.  Additionally, KeyOn-Internet America will enjoy a more defensible and lucrative market opportunity due to its inherent focus on less competitive rural markets that have weak broadband penetration rates and limited competition.  As a result of these factors, and because our data suggests upside to the beatable scenario furnished by management including limited growth and the low end of projections, we believe investors may assign a premium valuation to the KeyOn-Internet America entity, which we have pegged at a 50% mark-up to the peer group median revenue multiple of 0.93x.  Based on the most recent closing prices of KeyOn and Internet America’s shares and the terms of the companies’ merger agreement, this suggests a pro forma KeyOn-Internet America enterprise value of $14.6 million and a pro forma KeyOn-Internet America equity market capitalization of $9.7 million.  Based on the terms of the Companies’ revised merger agreement, this suggests an equity market capitalization for KeyOn of $4.4 million.  This represents an implied adjusted KEYO stock price of $0.51 per basic KeyOn share (pre-merger), representing 1,020% upside from the close of trading on November 14, 2008.

Public Median Valuation Metric	Pro Forma KeyOn - Internet America Metric		Median Public Multiples		Pro Forma KeyOn – Internet America Ent. Val. (MM)	Pro Forma KeyOn-Internet America Equity Val. (MM)	Implied KeyOn Ent. Val. (MM)	Implied KeyOn Equity Val. (MM)
EV / annualized revenues	0.93	x	1.40	x	14.6	9.7	4.4	$0.51

*
Based on information supplied to Source Capital Group by KeyOn of audited financial statements for the nine months ended September 30, 2008 and for Internet America for the 12 months ended June 30, 2008 and the three months ended September 30, 2008 and excludes one-time items.

Merger and Acquisition Transaction Analysis

Source Capital Group reviewed certain publicly available information including several selected merger and acquisition transactions from January 1, 2006 to September 30, 2008 involving WISP operators (the “Comparable Transactions”).  Any transaction less than $500,000 in value was excluded from the analysis.  Source Capital Group screened for transactions using Capital IQ and reviewed the public filings and press releases of each transaction to determine the comparability of the target company to KeyOn and Internet America.  The criteria used in determining the comparability of such target companies included company size, companies which provide wireless broadband services exclusively or as a substantial portion of their business, and certain other data services providers that target residential and enterprise customers.

Information reviewed in the selected merger and acquisition transactions consisted of, if available, EV divided by, if available, LTM net revenues and LTM EBITDA, as of the time of the announcement of the acquisition.  Source Capital Group noted that the median EV multiples for the Comparable Transactions were 1.0x – 2.0x annualized revenues.  With the recent downturn in the capital markets, these multiples have been decreasing towards the lower end of that range.  Based on the merger Agreement between KeyOn and Internet America, which targets a 45% / 55% split of equity between the two Companies, and considering that both operators currently trade at EV/ annualized revenue multiples of 0.88x – 1.47x, we believe the consideration being accepted by KeyOn is fair since it values KeyOn within the range of recent comparable transactions.

Sum of the Parts (SOTP) Analysis

Additionally, we examined subscriber acquisition costs (SAC) of WISP operators, including those of KeyOn and Internet America, which have ranged from $400-$700 with a median of $550.   Multiplying $550 by Internet America’s roughly 8,000 WISP customers, and recognizing the $2.3 million of net cash at Internet America, Source Capital Group derived an implied valuation for Internet America of $6.7 million, above the current enterprise value of Internet America of $3.0 million suggesting that Internet America’s stock, as a currency for the merger, is fairly valued.

One way to appreciate the value of this combination is to understand that KeyOn, as a result of the merger with Internet America, is acquiring 8,000 WISP customers at a price it has historically paid, and obtaining a financing of roughly $3.5 million gross and $2.3 million net.  Under current market conditions, such meaningful financing is not obtainable at reasonable costs of capital, posing a substantial barrier to success for KeyOn and an obstacle towards achieving the Company’s stated business plan.  In fact, to raise this much capital, KeyOn very well would be asked by investors to sell a substantial portion of the Company’s equity likely at a substantial discount to current market prices for KeyOn common shares, which would likely be wildly dilutive.  By combining resources with Internet America, KeyOn will gain valuable WISP customers in Tier II and Tier III markets in Texas, an attractive region for the rural WISP industry, and enjoy access to substantial cash which can be used to improve the combined companies’ balance sheet and gain runway towards a larger, possibly institutional, round of financing that will enable substantial growth over the year.  From this perspective, in Source Capital Group’s opinion, the transaction is a win-win for both Companies and could mark a significant inflection point for KeyOn’s story both on Wall Street and on Main Street.

General Disclosure Regarding Opinions

No company, transaction or business used in the analyses described above as a comparison is identical to KeyOn, Internet America to the merged companies.  Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the merger, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summaries set forth above do not purport to be a complete description of the analyses performed by Source Capital Group in connection with the rendering of its opinions.  The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description.  Accordingly, Source Capital Group believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinions. Source Capital Group did not attribute any specific weight to any factor or analysis considered by it.  The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

Under the terms of KeyOn’s engagement letter with Source Capital Group, KeyOn paid a fee of $12,500 to Source Capital Group for rendering the initial Source Capital Group opinion.  In addition, KeyOn agreed to reimburse preapproved legal expenses and other fees incurred by Source Capital Group in connection with providing the fairness opinion.  KeyOn also agreed to indemnify Source Capital Group against certain liabilities relating to or arising out of services performed by Source Capital Group in rendering its opinion.

As part of its investment banking services, Source Capital Group is regularly engaged in the evaluation of businesses and their securities in connection with arrangements and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.  Source Capital Group was retained by the Board to render an opinion in connection with the Arrangement based on Source Capital Group’s experience as a financial advisor in mergers and acquisitions.

Conclusion

In September 2008, KeyOn Communications (“KeyOn” or “the Company”) retained Source Capital Group to render an opinion as to the fairness, from a financial point of view, to the stockholders of KeyOn of the consideration to be paid by Internet America in the arrangement to merge the Company with Internet America, Inc. (“the AGREEMENT”).  Based on a consideration of 16,155,906 Internet America common shares to be paid to KeyOn shareholders by Internet America, Inc. as consideration for this merger (including conversion of subordinated secured notes into common shares), and the closing price for Internet America common shares on November 14, 2008 of $0.27, this suggests an equity value and enterprise value for KeyOn of $4.4 million and $11.6 million , respectively, which represents a price of $0.51 per basic share, or a 1,020% premium to the Company’s current market capitalization.

The combination of the two Companies should result in substantial synergies and superior scope and scale which should lead to a premium valuation that provides meaningful upside for shareholders.  Additionally, to raise capital under current market conditions, KeyOn would likely be required by investors to sell common shares at a steep discount to its current depressed valuation.

Source Capital Group used a variety of analytical methods to assess the fairness to KeyOn shareholders of the price ascribed to the combination with Internet America, Inc. including 1) relative value analysis versus industry comparable companies, 2) analysis of multiples paid for similar companies in merger and acquisition transactions over the past few years, and 3) sum of the parts (SOTP) analysis of Internet America using KeyOn’s historical subscriber acquisition costs for WISP customers and Internet America’s strong net cash position.

Based upon and subject to the foregoing and such other factors as we consider relevant, Source Capital Group is of the opinion that the Merger Consideration to be paid by Internet America, Inc. for KeyOn Communications Holdings, Inc., as per the terms of the AGREEMENT, is fair to KeyOn stakeholders from a financial point of view.